UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. H. Hill Securities, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1543 Green Oak Place Suite 100
(No. and Street)

Kingwood	TX	77339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan H. Hill 832-644-1852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dan H. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. H. Hill Securities, LLLP, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBBI MICHELLE COLE
Notary Public, State of Texas
Comm. Expires 09-18-2021
Notary ID 2654096

[signature]
Signature

Financial Operations Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CONTENTS

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PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
D.H. Hill Securities, LLLP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D.H. Hill Securities, LLLP as of December 31, 2019, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of D.H. Hill Securities, LLLP as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of D.H. Hill Securities, LLLP's management. Our responsibility is to express an opinion on D.H. Hill Securities, LLLP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D.H. Hill Securities, LLLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of D.H. Hill Securities, LLLP's financial statements. The supplemental information is the responsibility of D.H. Hill Securities, LLLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as D.H. Hill Securities, LLLP's auditor since 2017.

Celeste, Texas
February 26, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

D. H. HILL SECURITIES, LLLP
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	139,013
Receivables		83,119
Other receivables		1,365
Prepaid expenses		1,775
Total Assets	$	225,272
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	53,477
Commissions payable		61,924
Total Liabilities	$	115,401
Partners' Capital		109,871
Total Liabilities and Partners' Capital	$	225,272

See Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statement of Operations
For Year Ended December 31, 2019

Revenues		
Securities commissions	$	580,709
Insurance commissions		479,998
Investment banking		186,906
Mutual fund commissions		209,853
Administrative Services		124,623
Other revenue		8,397
Total Revenues	$	1,590,486
Expenses		
Compensation and related costs	$	1,134,225
Administrative expenses and management fees- related parties		319,740
Professional fees		101,675
Regulatory fees		20,894
Communications		14,561
Other expenses		15,029
Total Expenses	$	1,606,124
Net Loss	$	(15,638)

See Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statement of Changes in Partners' Capital
For Year Ended December 31, 2019

	General Partner's Capital	Limited Partner's Capital	Total
Balance, December 31, 2018	$ 3,831	$ 187,678	$ 191,509
Net loss	(313)	(15,325)	(15,638)
Partners' withdrawals	-	(66,000)	(66,000)
Balance, December 31, 2019	$ 3,518	$ 106,353	$ 109,871

See Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statement of Cash Flows
For Year Ended December 31, 2019

Cash flows from operating activities		
Net loss	$	(15,638)
Adjustments to reconcile net loss to net cash provided by operating activities		
Change in assets and liabilities		
Decrease in receivables		16,782
Decrease in other receivables		13,284
Decrease in prepaid expenses		110
Increase in accounts payable and accrued expenses		38,919
Decrease in commissions payable		(3,976)
Net cash provided by operating activities	$	49,480
Cash flows from operating activities		
Partners' withdrawals		(66,000)
Net decrease in cash		(16,520)
Cash, beginning of year		155,533
Cash, end of year	$	139,013

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	-
Income taxes - state	$	-

See Notes to Financial Statements.

NOTE A – NATURE OF BUSINESS

Nature of Business

D.H. Hill Securities, LLLP (the "Partnership"), a Texas limited partnership, was formed in June 1996. The Partnership is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities.

The Partnership's operations consist primarily of providing securities, insurance brokerage and investment banking services to individuals located throughout the United States. The Partnership also provides administrative services to companies in the securities industry.

The general partner of the Partnership is H & H Services, Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all the Partnership's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Revenue Recognition

Securities Commissions

Securities commissions are primarily related to the sale of various shares of unlisted real estate investment trusts and unlisted business development companies. The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy transaction, the Partnership charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance and Mutual Fund Commissions

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Partnership may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

The Partnership participates in the private placements of equity securities on a best-efforts basis for business entities that want to raise funds through a sale of securities. Revenue is recognized on the trade date. The Partnership believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Partnership needs to take subsequent to this date, and the issuer obtains the control and benefit of the offering amounts at that point. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Administrative Services

The Partnership provides administrative services to companies in the securities industry. The Partnership believes that the performance obligation is satisfied when individually identifiable services are provided. Administrative services are generally billed and recognized either monthly or quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state franchise taxes.

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

NOTE C – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Partnership had net capital of $85,536, which was $77,843 in excess of its required net capital of $7,693. The Partnership's net capital ratio was 1.35 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

The Partnership and two related parties ("Affiliates") are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Partnership and the Affiliates were not consummated on terms equivalent to arm's length transactions.

The Partnership has entered into an expense sharing agreement ("Agreement") with the Affiliates. Under the Agreement, the Affiliates and the Partnership share certain combined administrative expenses. The Partnership is allocated one-third of such actual combined expenses incurred by the Affiliates on a monthly basis. The Partnership was allocated and paid the Affiliates $178,546 under the Agreement during the year ended December 31, 2019. The Partnership also incurred and paid $141,914 in discretionary management fees to one of the Affiliates during the year.

NOTE E - CONTINGENCIES

The Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Partnership currently has one arbitration claim filed against it. The nature of this claim is related to the Partnership's activities in the securities industry. The arbitration seeks damages in excess of $100,000. The Partnership, based in part upon the opinion of legal counsel, does not believe there is a likelihood of a significant unfavorable outcome in this matter. No provision has been made in the accompanying financial statements related to this matter; however, it is at least reasonably possible that the Partnership's estimate of its liability may change in the near term. The Partnership intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE F – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2019, and through February 26, 2020, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

Computation of Net Capital:

Total partners' capital qualified for net capital	$	109,871
Deductions and/or changes		
Non-allowable assets:		
Receivables	$	21,195
Other receivables	$	1,365
Prepaid expenses	$	1,775
Total deductions and/or changes	$	24,335
Net Capital	$	85,536
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	53,477
Commissions Payable	$	61,924
Total aggregate indebtedness	$	115,401
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	7,693
Net capital in excess of minimum requirement	$	77,843
Ratio of aggregate indebtedness to net capital		1.35 to 1

Reconciliation of Computation of Net Capital:

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by D.H. Hill Securities, LLLP on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement regarding the Reserve Requirements and Possession or Control Requirements:

The Partnership operates pursuant to section (k)(2)(i) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and information Relating to the Possession and Control are not required.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors:

No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
D.H. Hill Securities, LLLP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) D.H. Hill Securities, LLLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which D.H. Hill Securities, LLLP claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) D.H. Hill Securities, LLLP stated that D.H. Hill Securities, LLLP met the identified exemption provisions throughout the most recent fiscal year without exception. D.H. Hill Securities, LLLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.H. Hill Securities, LLLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 26, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

D.H. HILL SECURITIES, LLLP

1543 Green Oak Place
Suite 100
Kingwood, Texas 77339
832-644-1852

D. H. Hill Securities, LLLP's Exemption Report

D. H. Hill Securities, LLLP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Dan H. Hill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Dan H. Hill
Financial Operations Officer
February 18, 2020

D.H. HILL SECURITIES, LLLP

1543 Green Oak Place
Suite 100
Kingwood, Texas 77339
832-644-1852

February 26, 2020

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington DC 20549

Re: D. H. Hill Securities, LLLP

To Whom It May Concern:

Please find attached the Audited Financial Statements, Supplemental Information and Reviewed Exemption report for our firm, D. H. Hill Securities, LLLP.

After review, should you have any questions or need anything further, please let us know.

Thank you.

Sincerely,

Dan H. Hill

Dan H. Hill
Financial Operations Officer

cc: Securities and Exchange Commission
Burnett Plaza, 19th Floor
801 Cherry Street, Unit 18
Fort Worth TX 76102

SEC Mail Processing
FEB 28 2020
Washington, DC

DHH/rmc

D. H. HILL SECURITIES, LLLP

AUDITED FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND REVIEWED EXEMPTION REPORT

December 31, 2019